Exhibit 99.14

December 29, 2021

BY EMAIL

Canadian Securities Exchange (the “CSE”)
100 King Street West, Suite 7210
Toronto, Ontario M5X 1E1

Attention: Mark Faulkner, Vice President, Listings & Regulation

Dear Mr. Faulkner:

Re:	Curaleaf Holdings, Inc. (the “Company”) Stock symbol – CURA Offering of 8.0% Senior Secured Notes due 2026 (the “Notes”)

Reference is made to the CSE Form 10 – Notice of Proposed Transaction dated December 14, 2021, as amended on December 29, 2021 (collectively, the “Form 10”). In accordance with Item 2.7(a) of Policy 6 of the CSE’s Policies and Procedures, this letter hereby confirms that the Company has received US$475 million in aggregate gross proceeds representing the proceeds from the Initial Offering of Notes (of US$425 million) which closed on December 16, 2021, and the Subsequent Offering of Notes (of US$50 million) which closed on December 21, 2021, as described in the Form 10.

Yours truly,

Signed:	/s/ Peter Clateman
Per:	Peter Clateman
Chief Legal Officer
Curaleaf Holdings, Inc.